UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2015

Knowles Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36102	90-1002689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1151 Maplewood Drive Itasca, Illinois	60143
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 630-250-5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On April 29, 2015, Knowles Corporation, a Delaware corporation (“Knowles” or the “Company”), Orange Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Audience, Inc., a Delaware corporation (“Audience”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) which contemplates the acquisition by the Company, through Merger Sub, of Audience in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of Audience common stock (the “Offer”), followed by a merger of Merger Sub with and into Audience (the “Merger”).

In the Offer, each Audience stockholder who participates in the Offer will receive consideration in the form of $2.50 per share in cash (the “Cash Consideration”) and validly issued, fully paid and nonassessable shares of common stock of the Company (the “Stock Consideration”, and together with the Cash Consideration, the “Offer Consideration”) equal to the quotient, subject to adjustment for stock splits, stock dividends and similar events, obtained by dividing $2.50 by an amount equal to the volume weighted average of the sale prices for the common stock of Knowles (the “Closing Date Average Price”) on each of the 10 consecutive trading days ending on and including the second trading day prior to the expiration of the Offer; provided that the value of the Closing Date Average Price may not exceed $23.35 nor be less than $18.16.

The Merger Agreement provides that Merger Sub will commence the Offer as soon as reasonably practicable after the date of the Merger Agreement and in any event within fifteen business days after the date of the Merger Agreement. The obligation of Merger Sub to accept for exchange and deliver consideration for shares of Audience common stock validly tendered in the Offer (and not validly withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including (i) the condition that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer shares of common stock of Audience which, when added to such shares owned by Knowles and its subsidiaries, represent at least a majority of (x) the total number of shares of Audience common stock outstanding as of the expiration of the Offer, including such shares subject to restricted stock units of Audience and such shares deemed issued pursuant to Audience’s employee stock purchase plan, plus (y) the aggregate number of shares of Audience common stock issuable to holders of options to purchase shares of common stock of Audience from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of options to purchase shares of common stock of Audience); provided that for purposes of determining whether such condition has been satisfied, shares of Audience common stock tendered in the Offer pursuant to guaranteed delivery procedures shall be excluded (the “Minimum Tender Condition”); and (ii) other conditions set forth in Annex II to the Merger Agreement, including that five of six specified key employees have employment arrangements with the Company, Audience or an Affiliate in full force and effect as of the closing of the Merger.

In addition, upon the effective time of the Merger (the “Effective Time”), all vested outstanding options to purchase shares of common stock of Audience shall be cancelled in exchange for the right to receive the Offer Consideration less the exercise price of such option. Each of the unvested in-the-money options to purchase shares of common stock of Audience will be converted into an option to purchase Knowles common stock. All unvested restricted stock units of Audience will be converted into and become a right to receive restricted stock units with respect to Knowles common stock.

The Merger Agreement further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Audience, and Audience will become a wholly-owned subsidiary of the Company.

The Merger Agreement contains representations, warranties and covenants of the Company, Merger Sub and Audience. These covenants include an obligation of Audience to, subject to certain exceptions, conduct its operations in the ordinary course of business from the date of the Merger Agreement through the Effective Time, and for each of the parties to, subject to certain exceptions, use reasonable best efforts to cause the Merger to be consummated.

The Merger Agreement generally prohibits Audience’s solicitation of third-party proposals relating to the acquisition of 15% or more of the total consolidated revenues, net income or assets of Audience and its subsidiaries or 15% of the voting power of Audience (an “Acquisition Proposal”) and restricts Audience’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to an Acquisition Proposal, subject to certain limited exceptions.

The Audience board of directors has agreed to recommend that Audience’s stockholders tender all of their outstanding shares of Audience common stock into the Offer and, if necessary, vote in favor of the adoption of the Merger Agreement.

The Merger Agreement may be terminated by either the Company and Audience under certain circumstances set forth in the Merger Agreement, including the failure of the Offer to be consummated on or before July 31, 2015 (subject to an extension until September 1, 2015 in order to obtain regulatory approvals) and the failure of the Minimum Tender Condition. If the Merger Agreement is terminated (a) in certain circumstances following the receipt by Audience of an Acquisition Proposal, or (b) as a result of the Audience board of directors changing its recommendation in favor of the Offer and the Merger and certain other circumstances, Audience will be obligated to pay a termination fee of $5,000,000 to the Company, and under certain circumstances following the receipt by Audience of an Acquisition Proposal, Audience will be obligated to provide expense reimbursement to the Company up to $3,000,000.

The description of the Merger Agreement in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 hereto, which is incorporated by reference herein. The Merger Agreement contains representations and warranties of Audience, the Company and Merger Sub made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Audience, the Company and Merger Sub. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among Audience, the Company and Merger Sub rather than establishing matters as facts.

Tender and Support Agreements

As inducement to the Company to enter into the Merger Agreement, on April 29, 2015, Audience directors and certain members of Audience’s senior management and certain affiliates of Tallwood Venture Capital (each, a “Stockholder”), have signed a form of Tender and Support Agreement, covering all of the shares of Audience common stock beneficially owned by such individuals, as well as any additional shares of which they may become the beneficial owner. These Tender and Support Agreements provide that the signatories thereof will tender their Audience common stock in the Offer and, if necessary, will vote any remaining shares that they own for the Merger. The Tender and Support Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and to the extent any amendment or change to the Merger Agreement or the Offer is effected without the Stockholder’s consent that decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing, of consideration payable to all of the stockholders of Audience pursuant to the terms of the Merger Agreement, or that imposes conditions to the Offer in addition to those conditions to the Offer set forth in the Merger Agreement or modifies such conditions in a manner adverse to the stockholders of Audience.

The description of the Tender and Support Agreement in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the form of Tender and Support Agreement filed as Exhibit 10.1 hereto, which is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On April 30, 2015, the Company issued press release announcing the execution of the Merger Agreement, a copy of which is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 (including the exhibit hereto) is being furnished under “Item 7.01. Regulation FD Disclosure.” Such information (including the exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events

On April 17, 2015, the Company entered into the First Amendment to Amended and Restated Credit Agreement (the “First Amendment”) among the Company and Knowles Luxembourg International S.à r.l. (the “Luxembourg Borrower”), as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent (the “Agent”). The First Amendment amends the Credit Agreement (the “Credit Agreement”) dated as of January 27, 2014, as amended and restated as of December 31, 2014, among the Company, the Luxembourg Borrower, the lenders named therein and the Agent.

The Company entered into the First Amendment to facilitate its ability to consummate the Merger. The First Amendment, among other things (i) amended the definition of “Consolidated EBITDA” in the Credit Agreement to allow the Company to make certain adjustments attributable to cash items in excess of the 15% cap set forth therein for any fiscal quarter occurring in the fiscal year 2014 (except with regard to calculating the leverage ratio for purposes of determining the interest rate under the facilities) and (ii) provided that pro forma calculations with respect to the Merger (except with regard to calculating the leverage ratio for purposes of determining the interest rate under the facilities) shall disregard the consolidated EBITDA attributable to Audience for all periods prior to the first day of the first fiscal quarter following the Merger and (iii) provided that all calculations as to whether the Merger is a “Permitted Acquisition” under the Credit Agreement will be made as of the date of the Merger Agreement, but after giving effect to the First Amendment. The effectiveness of the First Amendment is conditioned upon, among other things, the closing of the Merger and the payment of an amendment fee, which is earned, due and payable on the date the Merger is closed.

The description of the First Amendment in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the First Amendment filed as Exhibit 10.2 hereto, which is incorporated by reference herein.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Audience has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience. Audience’s stockholders are urged to read the relevant Offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, the Company will file Offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Audience will file a solicitation/recommendation statement with respect to the Offer. The exchange offer materials (including a prospectus and certain other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the Offer. The prospectus and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Audience at no expense to them. The Offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of prospectus/offer to exchange, the related Letter of Transmittal and certain other offering documents will be made available by Audience free of charge on Audience’s website at www.audience.com under the heading “Investors”.

Interests of Certain Persons in the Offer and the Merger

The Company will be, and certain other persons may be, soliciting Audience stockholders to tender their shares into the Offer. The directors and executive officers of the Company and the directors and executive officers of Audience may be deemed to be participants in Knowles’ solicitation of Audience’s stockholders to tender their shares into the Offer. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of the Company and Audience in the Offer by reading the prospectus/offer to exchange and certain other Offer documents, as well as the solicitation/recommendation statement, when they become available.

Forward Looking Statements

This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and our other filings we make with the SEC. Any forward-looking statement speaks of as of the date on which it is made and the Company does not assume any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the proposed Merger; uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the Offer; the possibility that various closing conditions for the Offer or the proposed Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the proposed Merger; the effects of disruption from the Offer or the proposed Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and other documents filed with the SEC by the Company, as well as the Schedule TO to be filed with the SEC by the Company. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 29, 2015, by and among Knowles Corporation, Orange Subsidiary, Inc. and Audience, Inc.*

10.1	Form of Tender and Support Agreement, dated as of April 29, 2015, between Knowles Corporation and Audience directors and certain members of Audience’s senior management and certain affiliates of Tallwood Venture Capital.

10.2	First Amendment, dated as of April 17, 2015, to Amended and Restated Credit Agreement by and among Knowles Corporation and Knowles Luxembourg International S.à r.l., as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent.

99.1	Press Release of Knowles Corporation issued April 30, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOWLES CORPORATION

Date: April 30, 2015	By:	/s/ Thomas G. Jackson
Thomas G. Jackson
Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 29, 2015, by and among Knowles Corporation, Orange Subsidiary, Inc. and Audience, Inc.*

10.1	Form of Tender and Support Agreement, dated as of April 29, 2015, between Knowles Corporation and Audience directors and certain members of Audience’s senior management and certain affiliates of Tallwood Venture Capital.

10.2	First Amendment, dated as of April 17, 2015, to Amended and Restated Credit Agreement by and among Knowles Corporation and Knowles Luxembourg International S.à r.l., as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent.

99.1	Press Release of Knowles Corporation issued April 30, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.